UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____ ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: WISeKey INTERNATIONAL HOLDING AG

Former name if applicable: N/A

Address of principal executive office (Street and number): General-Guisan-Strasse 6

City, state and zip code: CH-6300 Zug, Switzerland

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

WISeKey (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the "SEC") to postpone the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 beyond April 30, 2024, the prescribed due date for such filing, as a result of the following:

In response to a preliminary inquiry from SIX Exchange Regulation AG (the “SER”), the regulatory body of the Swiss Stock Exchange, where the Company’s Class B shares are listed, significant management time and resources were allocated to responding to the preliminary questions raised by the SER and, as a result, management time and resources were diverted from the Company's normal process of reviewing and completing its Form 20-F. The SER preliminary inquiry centered on the Company’s accounting treatment of the arago GmbH disposition in 2022 and its historic presentation of earnings per share. The Company, with the support of its auditor, BDO SA, submitted extensive documentation to the SER supporting the accounting treatment of the arago GmbH disposition and its historic earnings per share presentation, thereby rejecting any suggestion that a change of the Company’s 2022 financial statements may be required. On April 15, 2024, the SER communicated to the Company that the preliminary inquiry is terminated and that no formal SER investigation into the matter of the 2022 financial statements is required. The Company’s auditor has communicated that there will be a delay in the release its opinion on the Company’s 2023 financial statements as, consistent with applicable audit standards, there is a need to carry out additional audit procedures and reviews as a result of the SER’s preliminary inquiry (notwithstanding the SER communication that the preliminary inquiry is terminated and that no formal SER investigation into the matter of the 2022 financial statements is required).

In addition, the Company has experienced challenges due to the fact that its financial statements for financial year 2023 are particularly complex to prepare as a result several factors including, but not limited to, the partial spin-off of SEALSQ Corp carried out last year and the dependency of the Company on the completion of the audit of the SEALSQ Corp financial statements (which were delayed from their original timeline).

As a result, the Company cannot, without unreasonable effort or expense, file its Form 20-F on or prior to the prescribed due date of April 30, 2024. The Company expects to file its 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nathalie Verjus	+41	(0) 78 267 28 39
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WISeKey INTERNATIONAL HOLDING AG

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2024	By	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer
	By	/s/ Peter Ward
Name: Peter Ward Title: Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).